Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 2nd Quarter 2022 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter of 2022 ending June 30, 2022, are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Press Presentation on the quarterly result, scheduled for 08/09/2022 at 8:00 am (EDT) (Attachment 01); • Presentation of the virtual meeting on the quarterly result, scheduled for Tuesday, 08/09/2022 at 09:00 am (EDT) (Attachment 02); • Institutional Presentation of the 2nd quarter of 2022 (Attachment 03). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, August 09, 2022. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Itaú Unibanco Holding S.A. teleconferência com a imprensa 2T22 Milton Maluhy Filho Alexsandro Broedel Presidente Chief Financial Officer (CFO) São Paulo, 9 de agosto de 2022 destaques do trimestre

variação 2T22 vs. 1T22

resultado recorrente gerencial

Consolidado	R$ 7,7 bilhões	∧ 4,3%
Brasil	R$ 7,1 bilhões	∧ 6,6%

ROE recorrente gerencial

Consolidado	20,8 %	∧ 0,4 p.p.
Brasil	21,6 %	∧ 0,6 p.p.

carteira de crédito

Consolidado	R$ 1.084,1 bilhões	∧ 5,0%
Brasil	R$ 876,2 bilhões	∧ 5,5%

margem média anualizada (NIM)

Consolidado	8,4 %	∧ 0,5 p.p.
Brasil	9,2%	∧ 0,3 p.p.

NPL > 90 dias

Consolidado	2,7%	∧ 0,1 p.p.
Brasil	3,0%	∧ 0,1 p.p.

índice de eficiência

Consolidado	40,8 %	∨ 1,0 p.p.
Brasil	38,7 %	∨ 0,9 p.p.

2

carteira de crédito

em R$ bilhões

	jun/22	mar/22	Δ	jun/21	Δ
pessoas físicas	**372,4**	**347,4**	**7,2%**	**279,7**	**33,1%**
cartão de crédito	126,3	117,0	8,0%	88,3	43,1%
crédito pessoal	48,2	45,2	6,8%	36,0	33,8%
crédito consignado	70,6	64,0	10,3%	59,1	19,3%
veículos	32,0	31,0	3,2%	25,8	24,1%
crédito imobiliário	95,3	90,2	5,6%	70,5	35,3%
micro, pequenas e médias empresas	**162,8**	**156,0**	**4,4%**	**132,6**	**22,8%**
grandes empresas [1]	**341,0**	**327,4**	**4,1%**	**286,7**	**18,9%**
total Brasil	**876,2**	**830,8**	**5,5%**	**699,0**	**25,4%**
América Latina	**207,9**	**201,5**	**3,2%**	**210,0**	**-1,0%**
total	**1.084,1**	**1.032,2**	**5,0%**	**909,1**	**19,3%**
total (ex-variação cambial)	**1.084,1**	**1.037,7**	**4,5%**	**889,4**	**21,9%**

(1) Inclui títulos privados.

contribuir com R$ 400bi para desenvolvimento sustentável até 2025: **56%** meta atingida phaseout de ativos de carvão térmico até dez/22

80 % do crescimento do trimestre nos segmentos Personnalité e Uniclass

carteira	jun/22 vs. mar/22	jun/22 vs. jun/21
cheque especial	+ 8,0%	+ 54,0%
crediário	+ 7,5%	+ 59,8%

consignado órgão público

^ 12% jun/22 vs. mar/22

^ 91% jun/22 vs. jun/21

micro, pequenas e médias empresas

originação de crédito
2T22 vs. 1T22
^ 9,4%

72% da originação do 2T22 em empresas com maior faturamento

3

serviços e seguros

em R$ bilhões

	2T22	1T22	Δ	2T21	Δ
cartões de crédito e débito	**3,6**	**3,4**	**6,6%**	**3,1**	**19,2%**
emissão	2,7	2,6	2,1%	2,4	11,2%
adquirência	0,9	0,8	21,7%	0,6	49,9%
conta corrente	**1,9**	**1,9**	**-2,1%**	**1,8**	**3,6%**
administração de recursos [1]	**1,6**	**1,3**	**18,9%**	**1,4**	**12,9%**
assessoria econômico-financeira e corretagem	**1,0**	**0,8**	**30,6%**	**1,1**	**-8,5%**
operações de crédito e garantias prestadas	**0,7**	**0,7**	**2,9%**	**0,7**	**4,8%**
serviços de recebimento	**0,5**	**0,5**	**0,2%**	**0,5**	**-1,9%**
outros	**0,4**	**0,4**	**8,3%**	**0,4**	**3,1%**
América Latina (ex-Brasil)	**0,8**	**0,8**	**0,4%**	**0,8**	**4,1%**
receitas de serviços	**10,5**	**9,8**	**7,4%**	**9,7**	**8,3%**
resultado de seguros [2]	**1,8**	**1,8**	**-2,9%**	**1,3**	**31,7%**
serviços e seguros [3]	**12,3**	**11,6**	**5,8%**	**11,0**	**11,2%**

(1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) Não considera o resultado da XP inc. no 1T21; (4) Operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

seguros[4]

(evolução vs 2T21)

prêmios ganhos (em R$ bilhões)

23,6%

2T21	2T22
1.104	1.365

resultado recorrente gerencial

88,7%

19,1 p.p. no combined ratio

valor transacionado com cartões (em R$ bilhões)

2T22 vs. 2T21

cartão emissor: 33,1%

2T21	2T22
147	195

adquirência: 22,1%

2T21	2T22
146	179

Avenue: aquisição de participação estratégica

4

qualidade do crédito

NPL 15 - 90 dias - %



2,5% 2,5% 3,0% 3,9% 2,0% 1,9% 2,0% 2,5% 1,7% 2,2% 2,2%
2,5% 2,3% 2,4% 2,6% 2,4% 2,4% 2,2% 2,3% 2,3% 1,9% 1,7% 2,0% 1,9% 1,8% 1,8% 2,0% 1,9% 1,7% 1,7% 1,8% 1,8% 1,7% 1,5% 2,1% 2,1% 1,9% 2,0%
jun/19 set/19 dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22

NPL 90 dias - %



3,5% 3,4% 3,4% 3,5% 3,2% 2,6% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9% 3,0%
2,9% 2,9% 3,0% 3,1% 2,7% 2,2% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6% 2,7%
1,4% 1,4% 1,9% 2,0% 1,4% 1,2% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6% 1,7%
jun/19 set/19 dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22
Brasil
total
América Latina

Brasil



3,4% 3,2% 3,1% 3,5% 2,4% 3,0% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1% 3,1%
1,6% 1,4% 1,6% 1,9% 1,0% 1,1% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6% 1,6%
0,9% 0,7% 1,2% 0,7% 0,9% 0,7% 0,6% 0,5% 0,8% 0,2% 0,2% 0,2% 0,1%
jun/19 set/19 dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22

Brasil



4,5% 4,7% 4,8% 5,1% 5,0% 4,3% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1% 4,4%
2,4% 2,3% 2,3% 2,3% 2,0% 1,4% 1,7% 2,5% 2,6% 2,6% 2,3% 2,3% 2,2%
1,8% 1,4% 0,5% 1,1% 0,7% 0,5% 0,4% 0,4% 0,3% 1,1% 0,5% 0,5% 0,1%
jun/19 set/19 dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22
pessoas físicas
micro, pequenas e médias empresas
grandes empresas

5

despesas não decorrentes de juros

em R$ bilhões

	2T22	1T22	Δ	1S22	1S21	Δ
despesas de pessoal	(5,3)	(5,3)	-0,3%	(10,6)	(9,9)	7,1%
despesas administrativas e outras[1]	(6,1)	(5,5)	11,3%	(11,6)	(11,1)	5,0%
total - Brasil	**(11,4)**	**(10,8)**	**5,6%**	**(22,2)**	**(21,0)**	**6,0%**
América Latina (ex-Brasil)[2]	(1,9)	(2,0)	-5,0%	(3,9)	(4,0)	-3,8%
despesas não decorrentes de juros	**(13,3)**	**(12,8)**	**4,0%**	**(26,1)**	**(25,0)**	**4,4%**

reajuste salarial 2021
10,97%
IPCA[3]
11,9%
IGPM[3]
10,7%

índice de eficiência


46,2%
46,5%
44,5%
40,8%
44,7%
44,8%
42,2%
38,7%
2T19
2T20
2T21
2T22
consolidado
Brasil

variação com destaque para investimentos

1S22 vs. 1S21

em R$ bilhões


(25,0)
4,0
(21,0)
Investimentos
(1,0)
(22,0)
Core: (0,2) | +0,9%
1,5
(1,7)
(22,2)
(3,9)
(26,1)
1S21
América Latina
Brasil 1S21
negócios e tecnologia
Brasil com investimentos
programa eficiência
transacionais, pessoal, terceiros e demais
1S22 Brasil
América Latina
1S22

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS); (2) Não considera a alocação gerencial de custos indiretos; (3) Acumulado últimos 12 meses.

6

guidance 2022

	consolidado		Brasil[1]	
	anterior	revisado	anterior	revisado
carteira de crédito total[2]	crescimento entre 9,0% e 12,0%	crescimento entre 15,5% e 17,5%	crescimento entre 11,5% e 14,5%	crescimento entre 19,0% e 21,0%
margem financeira com clientes	crescimento entre 20,5% e 23,5%	crescimento entre 25,0% e 27,0%	crescimento entre 22,0% e 25,0%	crescimento entre 26,5% e 28,5%
margem financeira com o mercado	entre R$ 1,0 bi e R$ 3,0 bi	mantido	entre R$ 0,3 bi e R$ 2,3 bi	mantido
custo do crédito[3]	entre R$ 25,0 bi e R$ 29,0 bi	entre R$ 28,0 bi e R$ 31,0 bi	entre R$ 23,0 bi e R$ 27,0 bi	entre R$ 26,0 bi e R$ 29,0 bi
receita de prestação de serviços e resultado de seguros[4]	crescimento entre 3,5% e 6,5%	crescimento entre 7,0% e 9,0%	crescimento entre 4,0% e 7,0%	crescimento entre 7,5% e 9,5%
despesas não decorrentes de juros	variação entre 3,0% e 7,0%	mantido	variação entre 3,0% e 7,0%	mantido
alíquota efetiva de IR/CS	alíquota entre 30,0% e 33,0%	mantido	alíquota entre 31,0% e 34,0%	mantido

(1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

7

Itaú Day 2022

SAVE THE DATE 01/09

Atualmente temos **67% de clientes engajados**[1] em nossa carteira

+2,1 MM novos engajados (jun/22 vs dez/21)

Ritmo de **crescimento dos engajados** é mais acelerado que dos clientes totais

Os clientes engajados são mais **satisfeitos, fiéis** e **rentáveis**

(1) de toda necessidade financeira do cliente – fluxo financeiro, SoW e posse de produtos e serviços - a maior parte está conosco

8

Itaú Unibanco Holding S.A. teleconferência com a imprensa 2T22 Milton Maluhy Filho Alexsandro Broedel Presidente Chief Financial Officer (CFO) São Paulo, 9 de agosto de 2022

Attachment 02

Itaú Unibanco Holding S.A. earnings review 2Q22 São Paulo, August 9th, 2022 quarter highlights 2Q22 vs. 1Q22 change recurring Consolidated R$7.7 billions 4.3% recurring Consolidated 20.8% 0.4 p.p. managerial managerial result Brazil R$7.1 billions 6.6% ROE Brazil 21.6% 0.6 p.p. annualized credit Consolidated R$1,084.1 billions 5.0% average Consolidated 8.4% 0.5 p.p. portfolio margin Brazil R$876.2 billions 5.5% Brazil 9.2% 0.3 p.p. (NIM) + 90 days Consolidated 2.7% 0.1 p.p. efficiency Consolidated 40.8% 1.0 p.p. NPL ratio Brazil 3.0% 0.1 p.p. Brazil 38.7% 0.9 p.p. 2 credit portfolio portfolio Jun-22 Jun-22 vs. Mar-22 vs. Jun-21 overdraft + 8.0% + 54.0% consumer credit + 7.5% + 59.8% 80% of this quarter’s growth within Personnalité and Uniclass segments payroll loans—public sector 12% 91 % Jun-22 vs. Jun-22 vs. Mar-22 Jun-21 very small, small and middle market loans credit (1) Includes private securities. origination 72% of new loans 2Q22 vs. 1Q22 in the quarter with Contribute with R$400 billion to larger SMEs 56% phaseout of thermal coal 9.4% sustainable development by 2025: target reached assets until Dec-22 3 financial margin with clients change in the financial margin with clients in R$ billions R$ 1.9 bn (+9.7%) R$ 1.6 bn (+8.8%) 20.0 0.2 0.2 0.2 0.3 19.9 2.1 22.0 18.3 0.8 (1.7) 1Q22 working capital ¹ spread-sensitive average volume product mix2 greater number of spreads and Latin America and spread-sensitive working capital ¹ 2Q22 and other 1Q22 operations 1Q22 calendar days liabilities margin other 3 operations 2Q22 and other 2Q22 annualized average margin annualized Brazil average margin consolidated margin with clients 8.4% risk-adjusted financial margin 7.4% 7.4% 7.7% 7.9% 9.2% with clients 8.6% 8.5% 8.8% 8.9% 5.3% 5.2% 5.3% 5.1% 5.4% 5.9% 5.9% 6.0% 5.4% 5.8% (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk 2Q21 3Q21 4Q21 1Q22 2Q22 2Q21 3Q21 4Q21 1Q22 2Q22 between periods in Brazil, (3) Others considers structured wholesale operations.. 4 financial margin with the market 1-year moving average Brazil¹ 2.0 Latin America² 1.8 capital index hedge 1.9 in R$ billions 1.7 1.3 1.6 1.2 1.2 1.3 1.2 2.5 2.0 1.6 1.9 1.3 1.4 1.5 1.3 1.1 1.5 1.0 0.6 0.8 1.1 1.3 0.4 0.7 0.6 1.0 0.7 1.0 0.7 0.4 0.4 0.6 0.3 0.5 0.5 0.6 0.5—0.4—0.5 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 5 insurance4 commissions (change vs 2Q21) earned premiums recurring result and insurance (in R$ billions) managerial 23.6% 88.7% 1,365 19.1 p.p. in 1,104 combined ratio 2Q21 2Q22 transaction volumes with cards (in R$ billions) 2Q22 vs. 2Q21 33.1% 22.1% issuer acquiring 195 179 147 146 2Q21 2Q22 2Q21 2Q22 Avenue: acquisition of strategic stake premium bonds operations net of retained claims and selling expenses; (3) Does not consider results from XP Inc. operations in 2Q21; (4) Insurance activities include bancassurance products related to life, property, credit life and third-party policies. 6 credit quality

15 - 90 days NPL %


3.9%
3.0%
2.5% 2.5% 2.6% 2.5% 2.0% 2.0% 1.9% 1.9% 1.7% 1.7% 1.5% 1.9% 2.0%
2.5% 2.3% 2.4% 2.3% 2.3% 1.7% 1.9% 1.8% 1.7% 1.8% 2.1% 2.1%
2.4% 2.2% 2.4% 1.7% 2.0% 1.8% 2.0% 1.9% 1.7% 1.8% 2.2% 2.2%
Jun-19 Set-19 Dec-19 Mar-20 Jun-20 Sept-20 Dec-21 Mar-21 Jun-21 Sept-21 Dec-21 Mar-22 Jun-22

90 days NPL %


3.5% 3.4% 3.4% 3.5% 3.2% 2.6% 2.7% 2.7% 2.7% 2.8% 2.8% 2.9% 3.0%
2.9% 2.9% 3.0% 3.1% 2.7% 2.2% 2.3% 2.3% 2.3% 2.6% 2.5% 2.6% 2.7%
1.4% 1.4% 1.9% 2.0% 1.4% 1.2% 1.3% 1.5% 1.4% 2.0% 1.6% 1.6% 1.7%
Brazil
total
Latin America
Jun-19 Set-19 Dec-19 Mar-20 Jun-20 Sept-20 Dec-21 Mar-21 Jun-21 Sept-21 Dec-21 Mar-22 Jun-22

Brazil


3.4% 3.2% 3.1% 3.5% 2.4% 3.0% 2.4% 2.8% 2.6% 2.4% 2.7% 3.1% 3.1%
1.6% 1.4% 1.6% 1.9% 1.0% 1.1% 1.8% 1.6% 1.4% 1.3% 1.2% 1.6% 1.6%
0.9% 0.7% 1.2% 0.7% 0.9% 0.7% 0.6% 0.5% 0.8% 0.2% 0.2% 0.2% 0.1%
Jun-19 Set-19 Dec-19 Mar-20 Jun-20 Sept-20 Dec-21 Mar-21 Jun-21 Sept-21 Dec-21 Mar-22 Jun-22

Brazil


4.5% 4.7% 4.8% 5.1% 5.0% 4.3% 4.2% 3.9% 3.6% 3.6% 3.8% 4.1% 4.4%
2.4% 2.3% 2.3% 2.3% 2.0% 1.4% 1.7% 2.5% 2.6% 2.6% 2.3% 2.3% 2.2%
1.8% 1.4% 0.5% 1.1% 0.7% 0.5% 0.4% 0.4% 0.3% 1.1% 0.5% 0.5% 0.1%
individuals
very small, small and middle market companies
corporate
Jun-19 Set-19 Dec-19 Mar-20 Jun-20 Sept-20 Dec-21 Mar-21 Jun-21 Sept-21 Dec-21 Mar-22 Jun-22

7

quality and cost of credit renegotiated portfolio (in R$ billions) cost of credit¹ (in R$ billions) renegotiated portfolio / total portfolio—(%) annualized cost of credit / portfolio²—(%) 4.4% 4.0% 4.0% 3.3% 3.3% 3.3% 2.7% 2.8% 3.2% 2.2% 2.5% 2.0% 2.1% 35.7 36.2 34.0 34.3 Jun-22 vs. Mar-22 7.5 33.7 7.0 26.9 5.8 6.2 4.7 5.2 195% coverage NPL + 90 Jun-19 Jun-20 Jun-21 Dec-21 Mar-22 Jun-22 4Q19 2Q21 3Q21 4Q21 1Q22 2Q22 reprofiled portfolio coverage ratio +90 days NPL %) Individuals, very small and small companies 1125% in R$ billions wholesale 922% Brazil average coverage ratio 53.5 50.8 Latin retail Brazil 11.2% America 430% 588% 599% Dec-15 a Dec-19 40.7 Jun-22 vs. Mar-22 355% 167% total 283% 235% 248% 240% 31.1 223% 27.1 234% 241% 232% 218% 24.1 65% collateralized are retail Brazil 224% 221% 218% 210% 267% NPL +90 195% coverage Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-20 Dec-20 Jun-21 Dec-21 Mar-22 Jun-22 (1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters. 8 non-interest expenses efficiency ratio in R$ billions Salary readjustment 46.2% 46.5% 2021 44.5% 10.97% 40.8% 1 IPCA³ 44.7% 44.8% 11.9% 42.2% 2 38.7% IGPM³ 10.7% 2Q19 2Q20 2Q21 2Q22 consolidated Brazil change, highlighting investments in R$ billions 1H22 vs. 1H21 Investments Core: (0.2) | +0.9% (3.9) (26.1) (25.0) 4.0 (21.0) (1.0) (22.0) 1.5 (1.7) (22.2) 1H21 Latin Brazil business and Brazil with efficiency transactional, 1H22 Latin 1H22 America 1H21 technology investments program personnel, third- Brazil America party and other (1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation; (3) Trailling 12-month. 9 capital + 0.5%—0.3% 12.6% 11.1%—0.2% 11.1% 1.5% 11.1% Mar-22 net income in the risk-weighted prudential and equity Jun-22 Jun-22 common equity quarter and assets1 adjustments and common equity Tier I capital Tier I (CET I) interest on own purchase and sale equity Tier I (CET I) capital interest in XP Inc. common equity Tier I (CET I) additional Tier I (AT1) (1) excluding the exchange rate variation of the period. 10

2022 guidance

	consolidated		Brazil[1]	
	previous	reviewed	previous	reviewed
total credit portfolio[2]	growing between 9.0% to 12.0%	growing between 15.5% to 17.5%	growing between 11.5% to 14.5%	growing between 19.0% to 21.0%
financial margin with clients	growing between 20.5% to 23.5%	growing between 25.0% to 27.0%	growing between 22.0% to 25.0%	growing between 26.5% to 28.5%
financial margin with the market	range from R$1.0 bn to R$3.0 bn	maintained	range from R$0.3 bn to R$2.3 bn	maintained
cost of credit[3]	range from R$25.0 bn to R$29.0 bn	range from R$28.0 bn to R$31.0 bn	range from R$23.0 bn to R$27.0 bn	range from R$26.0 bn to R$29,0 bn
commissions and fees and results from insurance operations[4]	growing between 3.5% to 6.5%	growing between 7.0% to 9.0%	growing between 4.0% to 7.0%	growing between 7.5% to 9.5%
non-interest expenses	range from 3.0% to 7.0%	maintained	range from 3.0% to 7.0%	maintained
effective tax rate	rate between 30.0% to 33.0%	maintained	rate between 31.0% to 34.0%	maintained

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

11

67% we currently of engaged have new +2.1 mm engaged clients¹ in our clients portfolio (Jun-22 vs Dec-21) engagement Higher engaged customers are more satisfied, growth rate than client base expansion loyal and profitable 2 SAVE THE DATE Sept. 1st (1) of every customer financial need – cash flow, SoW (share of wallet) and ownership of products and services – most of it is with us. 12

Itaú Unibanco Holding S.A. earnings review 2Q22 São Paulo, August 9th, 2022 additional information

resu in R$ 15

business model The allocation of principal capital (Common Equity Tier 1) in the bank’s business was made at 12% until the first quarter of 2022 and at 11.5% in the second quarter of 2022, according to our risk appetite. in R$ billions (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. Note: 1H21 results as originally disclosed. 16

Itaú Unibanco Holding S.A. earnings review 2Q22 São Paulo, August 9th, 2022

Attachment 03

2Q22 institutional presentation

market value¹ total assets² recurring ROE³ US$45.6 bn BRL2,294 bn 20.8% _with 98 years of history, most valuable4 Brazilian brand BRL40.5 bn we are a 99.9k employees full-service bank in Brazil and overseas the best bank to work for in Brazil and winner of LinkedIn’s Diversity award (1) In 08/04/2022; (2) On June 30, 2022; (3) In 2Q22; (4) 2021 Interbrand Ranking 2

we are 18 present countries in 2Q22 Recurring Loan 4 2Q22 5 2Q22 main Managerial Portfolio ROE Efficiency Result² Jun/223 Ratio highlights (%) (BRL million) (BRL billion) (%) Brazil Colombia Paraguay Argentina Mexico Peru Brazil 7,097 876.2 21.6% 38.7% Chile Panama Uruguay Germany Itaú Chile1 204 165.8 10.4% 52.5% Spain United Kingdom Bahamas United States Portugal Argentina 119 10.1 26.0% 66.0% Cayman France Switzerland Paraguay 118 12.4 30.2% 42.2% Uruguay 142 19.6 27.5% 57.6% (1) Includes Chile, Colombia and Panama. (2) Total Managerial Recurring Income includes other countries not highlighted in the table. (3) Considers financial guarantees provided and private securities. (4) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by Shareholders’ Equity. (5) Reached by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Others). Note: Latin America (ex-Brazil) Recurring Managerial Result information is presented in nominal currency. 3 with the most complete portfolio of products and services... ...and brands and partnerships to Private Bank Ultra serve different profiles >BRL5 million in total > BRL4 billion investment some of our brands and partnerships Personnalité checking accounts Large >BRL15 k or > BRL500 >BRL250 k million up to in total cards pension plans BRL4 billion investments investments mortgage premium bonds Uniclass consórcio Middle >BRL4 k insurance > BRL30 million up to BRL15 k up to BRL500 vehicles million Itaú branches Very Small and up to BRL4k Small Companies up to BRL30 million personal payroll loans investment acquiring working credit banking capital Individuals Companies 4 The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

distribution Corporate channels development Pathway to accelerate our cultural and digital transformation technology products & people partnerships Commercial M&A and Joint Corporate Ventures venture capital 5 Corporativo | Interno

our clients choose how they want to be served

physical

3.8 k
branches

more than 43 k
ATMs

in Brazil and in our other Latin American[1] operations

remote

349 digital branches

- **WhatsApp**
- **email**
- **telephone**
- **chat**
- **click to human**
- **Bankline**
- **Mobile banking**
  100% functionality in the app

the online account opening[2] flow grew 64% and digital acquisition of products and services[3] increased 1.7x year-over-year our retail footprint is constantly optimized for our clients' behavior and needs

↓ 19%
of physical branches in Brazil (2Q22 vs. 4Q18)

share

digital interactions[(4)]



73%
87%
92%
2Q20
2Q21
2Q22

digital coverage



71%
84%
94%
2Q20
2Q21
2Q22

[4] It considers total contracts, transfers and payments made in all channels, except for cash we serve **clients** how, when and where **they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals; (3) It includes: unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, vehicles and card protection, residential, travel, credit life insurance policies.

6

our ability to adapt, innovate and change Click here for has enabled us to get where we are now... more info one of the four top data purchase of ZUP processing merger of speeds up digital Casa Moreira first bank Banco Itaú and latest centers in Brazil transformation Salles (Unibanco) 1983 with no Unibanco initiatives in is set up opens the banking first ATM in physical creates the corporate division in 1924 Brazil branches in Brazil’s largest Itaú announces development * and the opening Brazil, the private bank a BRL11.1 billion new Brazilian beyond of Banco Central Banco1.net investment in • TOTVS Payment banking de Crédito (Itaú) in 1979 technology, • Orbia System is set up (iPhone 1943 Itautec is innovation and • Ideal forever) is Avenue created client service • launched 1924 1960 1970 1980 1990 2000 2002 2007 2008 2012 2014 2019 2020 2022 change in regulation mobile (PIX and Open Finance) banking first credit in Brazil fintechs banking first Internet first iPhone and debit start to gain automation providers is launched • new client solutions developed cards momentum begins • checking account fees package 2002 iti is optimization Itaú • new products launched (Íon) acquisition of BBA launches launched Technical gives rise to the Operations the first largest investment banking Events in Brazil and in the world Center (CTO) is bank in Brazil set up app Itaú Unibanco 7 *Pending regulatory approval solid governance Click here for governance pillars more info ensures business sustainability Meritocracy-based Focus on performance and Decisions made jointly management long-term value creation family control, professional IUPAR Family control ensures a long-term vision management and listed capital Itaú Unibanco Holding S.A. Stockholders’ Meeting Deliberates on significant topics Fiscal Council Board of Directors Responsible for defining strategy we have eight committees reporting directly 3 Effective Members to the Board of Directors 3 Alternate Members 12 members 8 committees 2 Co-Chairmen 1. Audit 5. Environmental, Social and Climate Responsibility 1 Vice Chairman 2. Compensation 6. Related Parties 9 Members (5 independent) 3. Personnel 7. Risk and Capital Management 4. Strategy 8. Nomination and Corporate Governance Partners’ program Executive Committee Professional management for strategy and day-to-day long-term incentives 12 members execution 8 supported by our risk culture, we operate based on strict models A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors Discussion of metrics risk appetite Audit and the outcome of Capital and Committee Risk Appetite, as well as Risk Board of Defines the nature and level of the risks acceptable to our organization, the main risks factors Management Directors delimiting the conditions in which management will strive to maximize value Internal creation, consisting of a four-layer structure: Committee Audit (1) risk management principles Monthly risk appetite (2) board of Directors’ statement monitoring (3) risk and metrics dimensions 3rd line of defense (4) coordinate the set of risk taking guidelines Independent review of the It is monitored, discussed and reported periodically to the executive Itaú Unibanco Holding activities developed by the levels, Board of Directors and Audit Committee institution Business Risk Where is Risk risk appetite Board of Directors departments department Appetite inserted? Executive Level global limits 1st line of defense 2nd line of defense specific limits Manages the risks Ensures that risks are managed and sustained on generated, responsible the principles of risk management: authority levels and policies for identifying, assessing, • Risk appetite controlling and reporting • Policies • Procedures • Disseminating risk culture in business 9 we_ put Itubers: itubers â–ª are determined to wow the client the client values that guide our cultural â–ª innovate based on the culture first client’s needs transformation journey â–ª always make things simple Itubers: Itubers: â–ª are curious about the â–ª are ambitious in their we_ don’t world and are always goals and efficient in we are_ learning their execution for us_ ethics are have all â–ª experiment, make â–ª are committed to driven by mistakes, learn and sustainable growth non-negotiable the improve â–ª strive to make a positive results â–ª use data intensively, to impact on society answers learn and to make better decisions Itubers: â–ª are as diverse as our we_ have Itubers: we_ value clients â–ª trust in each other and â–ª welcome different each are autonomous diversity points of view â–ª help each other and ask â–ª stay true to who we are other’s for help and express ourselves â–ª together, make one Itaú openly backs 10

1. client centricity 2. digital transformation We want to be the benchmark in satisfaction, Technology is the great enabler of transforming our culture so that the client is at this transformation, leveraging our the center of everything. commercial potential. Our actions and efforts are designed for our We invest tirelessly to find the best cultural transformation clients’ satisfaction, a key metric for the entire services and solutions for our clients. to build a more efficient, organization. simple and agile bank for our clients 3. efficiency 4. growth Key to be competitive in pricing and agile Expand the client base and intensify in customer service. the relationship with our clients, in This ranges from internal process addition to offering solutions that go automation to new ways of interacting beyond traditional banking needs with customers. aiming to maximize the customer experience. 11

_proactive contact to understand satisfied clients create the client is at the the client experience more value > than 597 thousand feedbacks¹ center of Global NPS everything we do _executives experience our clients’ day-to-day banking + 25 points Our commitment: activities in all service channels _connection between the + 20 points to serve our clients where, when and how they want to leadership and frontline in the + 15 points be served whole country on a remote basis >602 visits² _Omnichannel > than 19 k initiatives² based on client feedback to improve their Jun/22 vs 2018 2022 vs 2018 2023 vs 2018 Access to the same type of experience service regardless of channel _the most complete shelf in the _Phygital Brazilian financial sector, using _we want to be among the world’s data to provide the best offer best companies in client Freedom to choose the type of products and services _personal finance platform and an satisfaction relationship: we are a digital bank with the advantage of in-person app that transformed the service investment journey (íon) ¹ Last twelve months 12 ² Between Sep/21 – Jun/22 technology enabling our clients to have the best service applying technologies to focus on solving artificial solve problems quickly and clients’ issues intelligence big data & agile using data to develop cloud and machine communities products for quickly analytics management a better learning customer experience we work with multidisciplinary systems update agile delivery tech hub teams under the communities ambition Itaú + Cubo partial results model that include members from the improved by 772% Over 380 member startups, update and migrate 50% of business, technology, operations, more than 3,800 services to the our volume of implementations, 40 large corporate partnerships and UX departments, among others. cloud by the end of 2022 which represents almost 8 9 hubs focused in diferent market times more than in 2018¹ segments. _improved efficiency and speed in data _our deliveries are aligned with our _launched ESG and Maritime & Port hubs, structuring and use clients’ needs with over 2 large corporate partnerships Currently and over 32 startups from this segment 16.2k 1,840 _flexible and adaptable platform _our work models deliver outstanding _launched, together with BID Lab, “BID ao employees multidisciplinary designed to evolve outcomes Cubo” North and Northeast program teams ¹ 1H22 vs. 1H18 13 continuous investing in we create value in a consistent way client centricity technology non-interest expenses growing at a slower pace than inflation and digital 2022 vs 2018 + 2x—42% transformation solution infrastructure development costs with efficiency investments gains strengthening culture ongoing challenging activities and processes to seek efficiency gains our commitment: developing and _goal implementing structural progressively reducing the bank’s core efficiency gains initiatives costs in the coming five years _>1,291 planned initiatives reviewing, streamlining and optimizing processes, automating activities, using efficiency ratio—Brazil data and analytics non to the -interest same period expenses of the growth previous compared year—> 1,020 initiatives Brazil non-interest expenses growth compared under implementation to (deflated the same by period IPCA¹) of—Brazil the previous year ¹IPCA: Brazilian consumer price index 14 leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

22.5% market share in Jun/22[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Cards

Market leader

28.2% market share in revenue in Mar/22

The most complete shelf of cards

Growth estimated at **20%** and share in household consumption at **52.9%** in **2022**
+6 p.p. vs 2020[4]

Agribusiness

Our credit portfolio grew **over 35%**, per year, in the last two years

Agribusiness **GDP** has doubled in ten years and represents **27%** of Brazil's GDP in 2021

From +3% to 5% growth in agribusiness GDP in **2022** vs 9.4% in 2021[5]

400 dedicated employees until the end of 2022

Vehicles

Ranked #3 in origination

13.3% market share in Apr/22[1]

Payroll Loans

12.6% market share in credit porfolio in Apr/22

Ranked #1 in private sector and INSS (Dec/21)[6]

with growth opportunities in the public sector

SMEs

#2 in Brazil[7]

Full ecosystem of products and services

[1]In origination; [2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias), 2020; [3] Fundação João Pinheiro, 2021. 2019 data; [4] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [5] Agriculture and Lifestock confederation (CAN - Confederação da Agricultura e Pecuária do Brasil) , 2021. Agribusiness GDP data in 2021 estimated by the entity; [6]Competitive comparisons are released quarterly; [7]IFData (Central Bank), Sep/21

15

leadership in several business and growth opportunities

rede

21.3%
market share in acquiring in Mar/22

#2 player

TPV in Brazil estimated at **BRL3.2 trillion** in **2022**[1] vs BRL2.6 trillion by 2021

Asset Management

Largest private asset manager in Latin America

11.4% market share in Jun/22[2]

13 times elected as best fund manager[3]
9 times in a row

Open platform with proprietary and third-party products

BRL2.6 trillion AUC

ion: Investment experience integrated with Brokerage for account holders and soon for non-account holders.

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold at our open platform and **>15** partners revenue/GDP (%)



3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
3.5
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Chile: **3.9** | South Korea: **11.5** EUA: **12.5**

Sources: SUSEP and OECD

Investment Banking

13 consecutive years in the Top 5 in Brazil of M&A, DCM and ECM[4] (by Dealogic and Anbima)

Top 5 in M&A, DCM and ECM

In 2Q22, we advised 7 transactions in Brazil, totaling **BRL11 billion** in mergers and acquisitions

Total of **BRL26.4 billion** of generated volume and over **BRL13.0 billion** in distributed volume in 2Q22 in Local Fixed Income

In 2Q22, we participated in 6 equity deals, totaling **BRL4.1 billion**

[1] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [2] ANBIMA Ranking; [3] By Guia de Fundos FGV
[4] Dealogic and Anbima rankings of volumes and operations. M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

16

growth alongside innovation new products, channels and client strength of client solutions services launched base relationship offer new products and Itaú services Meu Negócio investment solutions relationship platform platform platform that goes beyond the a free of charge account for Including global visualization of banking needs of our clients demanding simple portfolios, with products from Itaú and clients products and services peers, and digital and human interaction channels 18.3 million clients in June/22 1 million app downloads > 458k clients with dedicated specialist service Specialists with portfolio: 1,575 Beyond banking: an ecosystem of partnerships to serve all the needs of our clients 17

ESG initiatives integrated into business ensure the bank’s Click here for more info sustainability strategy based on ten positive impact commitments financial inclusion and financing positive responsible transparency in citizenship entrepreneurship impact sectors + investment communication To take care of people’s To support To finance sectors of the To offer products and To reinforce the financial health entrepreneurship economy that encourage services for a more transparency to enhance social social and environmental sustainable of our business beyond the development development economy financial results inclusive management ethics in relations responsible Amazon private social (employees) and business management To preserve and investment To promote a diverse, To maintain an ethical To work with more promote a positive To reaffirm our pact with inclusive and healthy work financial ecosystem ecoefficiency and good impact in the region Brazilian society environment practices in our value chain 18

ESG initiatives integrated into business ensure the bank's sustainability discover some of our initiatives

Click here for more info

business

BRL224 billion consumed for sustainable development by jun/22 (56% of the target by 2025)

NetZero commitment

- We launched of the Cubo ESG with a NetZero innovation hub dedicated to decarbonization challenges
- We applied direct and indirect restrictions on thermal coal to foster the transition to a greener economy corporate behavior

We doubled the representation of people with disabilities in the Technology area, from 280 to 560 employees

2º edition of the Bootcamp for training trans people in Operations and Customer Service for the technical formation of 14 analysts accountability

We published the Integrated Annual Report, the ESG Report and an ESG spreadsheet with more than 600 sustainability metrics

Access all reports through the link

Country development

In LGBT+ Pride month, we benefited 11 diversity projects that will create jobs and income for LGBT+ people

19

solid results and sustainable value 2021 2012 2013 2014 2015 2016 2017 2018 2019 2020 creation ROE average cost of capital BRL billion recurring managerial result value creation cost of capital 20 higher revenue with a cost discipline

financial margin with clients

2Q22 BRL22.0 bn

^ 9.7 % 2Q22 vs. 1Q22

^ 30.9 % 2Q22 vs. 2Q21

2Q18	2Q19	2Q20	2Q21
16.0	16.9	16.5	16.8

(BRL billion)

financial margin with the market

2Q22 BRL0.7 bn

⌄ 35.5 % 2Q22 vs. 1Q22

⌄ 67.4 % 2Q22 vs. 2Q21

2Q18	2Q19	2Q20	2Q21
1.3	1.6	1.3	2.0

(BRL billion)

cost of credit

2Q22 BRL7.5 bn

^ 8.1 % 2Q22 vs. 1Q22

^ 60.6 % 2Q22 vs. 2Q21

2Q18	2Q19	2Q20	2Q21
3.6	4.0	7.8	4.7

(BRL billion)

commissions and insurance

2Q22 BRL12.3 bn

^ 5.8 % 2Q22 vs. 1Q22

^ 11.2% 2Q22 vs. 2Q21

2Q18	2Q19	2Q20	2Q21
10.4	10.7	9.9	11.0

(BRL billion)

non-interest expenses

2Q22 BRL13.3 bn

^ 4.0 % 2Q22 vs. 1Q22

^ 6.0 % 2Q22 vs. 2Q21

2Q18	2Q19	2Q20	2Q21
12.3	12.7	12.1	12.6

(BRL billion)

recurring managerial result

2Q22 BRL7.7 bn

^ 4.3 % 2Q22 vs. 1Q22

^ 17.4 % 2Q22 vs. 2Q21

2Q18	2Q19	2Q20	2Q21
6.4	7.0	4.2	6.5

(BRL billion)

21

without overlooking risk management credit portfolio¹ 90 days NPL 15-90 days NPL coverage ratio Jun-22 Jun-22 Jun-22 Jun-22 BRL1,084 bn 2.7% 2.1% 218% 5.0% 19.3% 0.1 p.p. 0.4 p.p. 0.0 p.p. 0.4 p.p. 14.0 p.p. 65.0 p.p. Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 642 675 811 909 2.8 2.9 2.7 2.3 2.7 2.5 1.7 2.5 248 208 281 283 Jun-18 Jun-19 Jun-20 Jun-21 Jun-18 Jun-19 Jun-20 Jun-21 Jun-18 Jun-19 Jun-20 Jun-21 Jun-18 Jun-19 Jun-20 Jun-21 ( BRL billion ) ( % ) ( % ) ( % ) funding² LCR³ NSFR 4 tier I capital ratio Jun-22 Jun-22 Jun-22 Jun-22 BRL1,179 bn 145.7% 119.7% 12.6% 6.1% 13.2% 3.8 p.p. 35.2 p.p. 0.1 p.p. 3.0 p.p. 0.1 p.p. 0.9 p.p. Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 Jun-22 vs. Mar-22 Jun-22 vs. Jun-22 667 698 1,010 1,042 170 167 179 181—121 123 123 15.1 14.9 12.1 13.5 Jun-18 Jun-19 Jun-20 Jun-21 Jun-18 Jun-19 Jun-20 Jun-21 Jun-18 Jun-19 Jun-20 Jun-21 Jun-18 Jun-19 Jun-20 Jun-21 ( BRL billion ) ( % ) ( % ) ( % ) ¹ Includes financial guarantees provided and corporate securities. ² Deposits + Debentures + Securities + Borrowings and Onlending. ³ LCR—Liquidity Coverage Ratio; 4 NSFR—Net Stable Funding Ratio. 22

capital structure suitable for carrying out our growth strategy Basel ratio Itaú Unibanco Minimum required capital 23

diversified shareholders base with high liquidity Free float* | Non-voting shares 4.8 billion Daily average volume of shares traded (BRL million) – ITUB4 of shares 468 k direct shareholders Brazilians B3 in June 2022 Foreigners B3 NYSE 2Q20 2Q21 2Q22 2Q20 2Q21 2Q22 (*) Excluding controlling shareholders and treasury we are listed at B3 we are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched and NYSE and make up top market indices 24

2022 guidance

	consolidated		Brazil[1]	
	previous	**reviewed**	**previous**	**reviewed**
total credit portfolio[2]	growing between 9.0% and 12.0%	growing between 15.5% and 17.5%	growing between 11.5% and 14.5%	growing between 19.0% and 21.0%
financial margin with clients	growing between 20.5% and 23.5%	growing between 25.0% and 27.0%	growing between 22.0% and 25.0%	growing between 26.5% and 28.5%
financial margin with the market	range from R$1.0 bn and R$3.0 bn	maintained	range from R$0.3 bn and R$2.3 bn	maintained
cost of credit[3]	range from R$25.0 bi and R$29,0 bn	range from R$28.0 bi and R$31.0 bn	range from R$23.0 bn and R$27.0 bn	range from R$26.0 bn and R$29.0 bn
commissions and fees and results from insurance operations[4]	growing between 3.5% and 6.5%	growing between 7.0% and 9.0%	growing between 4.0% and 7.0%	growing between 7.5% and 9.5%
non-interest expenses	range from 3.0% and 7.0%	maintained	range from 3.0% and 7.0%	maintained
effective tax rate	rate between 30.0% and 33.0%	maintained	rate between 31.0% and 34.0%	maintained

(1) Includes units abroad ex Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

25

Investor Relations (11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri